Form 10-K, Exhibit 13
period 1995-12-31
SILVER SCREEN PARTNERS II L P
filed 1996-03-29
CIK 764219

SILVER SCREEN
                                  PARTNERS II
                ...............................................


                                 ANNUAL REPORT

                                     1995


                                [GRAPHIC OMITTED]

Silver Screen Management

(c)1996 Silver Screen Management, Inc. Design: Pentagram


OFFICERS:

Roland W. Betts
President and Chief Executive Officer

Tom A. Bernstein
Executive Vice President

Barbara Stubenrauch
Senior Vice President

Richard S. Kasof
First Vice President

Dana Thayer
First Vice President

Liz A. Brevetti
Vice President

Keith C. Champagne
Vice President

Evelyn Halley
Vice President

Stuart A. Sheinbaum
Director of Investor Relations

Conchetta S. Mayfield
Director of Operations

Paul Rindone
Director of Operations

DIRECTORS:

Paul Bagley
New York, New York

Tom A. Bernstein
New York, New York

Roland W. Betts
New York, New York

John Tommasini
New York, New York

William Turchyn, Jr.
New York, New York

Letter To Investors


To Our Limited Partners

     Silver Screen Partners II distributed approximately $1 million for the four quarters of 1995, bringing total distributions since the Partnership's inception in 1985 to $244 million. Of the $244 million, approximately 69% is return of capital and 31% is income.

     During 1995, the Partnership negotiated with The Walt Disney Company regarding the sale of the Partnership's interest in the Disney-Silver Screen II Joint Venture. Disney agreed to purchase the Silver Screen Partners II interest for $45 million, and we are pleased to report that we have received the proceeds and that appropriate distributions will be made to investors.

     In the past year, the Partnership earned revenue principally from the foreign home video market for "The Great Mouse Detective." Revenue was also produced from films released in the foreign free television market ("Down and Out in Beverly Hills," "Ruthless People," "The Color of Money").

     Tax information for preparing your 1995 income tax returns will be mailed to you by March 15. In the meantime, our Investor Relations Department is available to assist you with any questions you may have.


Sincerely,

/s/ Roland W. Betts


Roland W. Betts
President


January 24, 1996

REPORT OF INDEPENDENT AUDITORS FINANCIAL STATEMENTS

To the Partners
Silver Screen Partners II, L.P.

     We have audited the accompanying balance sheets of Silver Screen Partners II, L.P. (a limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Screen Partners II, L.P. (a limited partnership) at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                              /s/ Ernst & Young LLP



New York, New York
January 24, 1996

BALANCE SHEETS




December 31, 1995 and 1994                                           1995           1994
                                                                -----------    -----------
ASSETS

Current assets:

Cash ........................................................   $   818,642    $    63,669

Temporary investments (at cost plus accrued interest,
 which approximates market) (Note 3) ........................     3,493,817      2,445,954
                                                                -----------    -----------
Total current assets ........................................     4,312,459      2,509,623

Investment in Joint Venture (Note 4) ........................       591,842           --
                                                                -----------    -----------
                                                                $ 4,904,301    $ 2,509,623
                                                                ===========    ===========
LIABILITIES AND PARTNERS' EQUITY

Current liabilities:

Due to managing general partner .............................   $    30,896    $    76,930
                                                                -----------    -----------
Total current liabilities ...................................        30,896         76,930

Other liabilities ...........................................       100,000        100,000

Distributions in excess of investment in
  Joint Venture (Note 4) ....................................          --        1,254,037
                                                                -----------    -----------
Total liabilities ...........................................       130,896      1,430,967
                                                                -----------    -----------
Partners' equity:

General partners ............................................      (958,843)    (1,513,056)

Limited partners ............................................     5,732,248      2,591,712
                                                                -----------    -----------
Total partners' equity ......................................     4,773,405      1,078,656
                                                                -----------    -----------
                                                                $ 4,904,301    $ 2,509,623
                                                                ===========    ===========


See notes to financial statements.

STATEMENTS OF OPERATIONS

Years ended December 31, 1995, 1994 and 1993         1995         1994         1993
                                               ----------   ----------   ----------
Revenues:

Income from Joint Venture (Note 4) .........   $5,332,543   $3,523,841   $8,883,054

Interest income ............................      162,096      118,603      132,122
                                               ----------   ----------   ----------
                                                5,494,639    3,642,444    9,015,176
Costs and expenses:

General and administrative expenses ........      666,949      473,094      494,674
                                               ----------   ----------   ----------
Net income .................................   $4,827,690   $3,169,350   $8,520,502
                                               ==========   ==========   ==========
Net income allocated to:

General partners ...........................   $  724,154   $  317,903   $   85,205

Limited partners ...........................    4,103,536    2,851,447    8,435,297
                                               ----------   ----------   ----------
                                               $4,827,690   $3,169,350   $8,520,502
                                               ==========   ==========   ==========
Net income per $500 limited partnership unit
 (based on 385,200 units outstanding) ......   $    10.65   $     7.40   $    21.90
                                               ==========   ==========   ==========
Cash distribution per $500
 limited partnership unit ..................   $     2.50   $     7.60   $    36.50
                                               ==========   ==========   ==========


See notes to financial statements.



STATEMENTS OF PARTNERS' EQUITY

                                                General      Limited
Years ended December 31, 1995, 1994 and 1993    Partners     Partners       Total
                                               ----------   ----------   ----------
Partners' equity (deficiency),
 January 1, 1993 ...........................   $(1,664,467) $8,292,288   $6,627,821

Net income, 1993 ...........................       85,205    8,435,297    8,520,502

Distributions, 1993 ........................     (142,019) (14,059,800) (14,201,819)
                                               ----------   ----------   ----------
Partners' equity (deficiency),
 December 31, 1993 .........................   (1,721,281)   2,667,785      946,504

Net income, 1994 ...........................      317,903    2,851,447    3,169,350

Distributions, 1994 ........................     (109,678)  (2,927,520)  (3,037,198)
                                               ----------   ----------   ----------
Partners' equity (deficiency),
 December 31, 1994 .........................   (1,513,056)   2,591,712    1,078,656

Net income, 1995 ...........................      724,154    4,103,536    4,827,690

Distributions, 1995 ........................     (169,941)    (963,000)  (1,132,941)
                                               ----------   ----------   ----------
Partners' equity (deficiency),
 December 31, 1995 .........................   $ (958,843)  $5,732,248   $4,773,405
                                               ==========   ==========   ==========


See notes to financial statements.

STATEMENTS OF CASH FLOWS



Years ended December 31, 1995, 1994 and 1993                  1995            1994            1993
                                                         ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income .............................................   $  4,827,690    $  3,169,350    $  8,520,502

Adjustments to reconcile net income to net cash provided by operating activities:

Net change in operating assets and liabilities:

  Decrease (increase) in accrued interest receivable ...          1,692          (9,215)          2,337

  (Decrease) increase in due to managing general partner        (46,034)         38,533           1,890
                                                           ------------    ------------    ------------
Net cash provided by operating activities ..............      4,783,348       3,198,668       8,524,729
                                                           ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Distributions received from Joint Venture
 (less than) in excess of equity in income .............     (1,845,879)     (1,210,182)      1,111,602

Increase in investment in Joint Venture ................           --              --           (35,447)

Net (purchases) sales of temporary investments .........     (1,049,555)      1,060,551         308,796
                                                           ------------    ------------    ------------
Net cash (used in) provided by investing activities ....     (2,895,434)       (149,631)      1,384,951
                                                           ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to partners ..............................     (1,132,941)     (3,037,198)    (14,201,819)
                                                           ------------    ------------    ------------
Net increase (decrease) in cash ........................        754,973          11,839      (4,292,139)

Cash, beginning of year ................................         63,669          51,830       4,343,969
                                                           ------------    ------------    ------------
Cash, end of year ......................................   $    818,642    $     63,669    $     51,830
                                                           ============    ============    ============


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

Silver Screen Partners II, L.P. ("the Partnership") was formed on April 16, 1985 as a Delaware limited partnership. The Partnership entered into a Joint Venture Agreement with The Walt Disney Company ("Disney") for the purpose of financing (in whole or in part), producing and exploiting all feature-length theatrical motion pictures selected for production by Disney until the Partnership's funds were fully committed. The Partnership provided substantially all the financing for the Joint Venture's films, while Disney was responsible for the development and production or acquisition decisions on behalf of the Joint Venture in connection with the films.

     At the end of 1995, the Partnership entered into a buyout agreement with Disney (see Note 5). The purchase price will be reflected in the 1996 results of operations and will result in a substantial gain to the Partnership.

     Silver Screen Management, Inc., a Delaware corporation, is the managing general partner ("MGP") of the Partnership and has exclusive responsibility for the management of the business and the affairs of the Partnership. Roland W. Betts, the President and principal shareholder of the MGP, is the individual general partner of the Partnership.

     The Partnership Agreement provides that all Partnership income, losses and distributable cash ("Proceeds") are distributed 99% to the limited partners and 1% to the general partners until the Partnership has satisfied certain tests, as defined. Thereafter, all Proceeds will be allocated 85% to the limited partners and 15% to the general partners. At the end of the first quarter of 1994, the allocation percentages with regard to Proceeds changed from 99% for the limited partners and 1% for the general partners to 85% and 15%, respectively. The Proceeds to the limited partners are allocated pro rata according to the capital accounts of the respective limited partners.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Income taxes:

     No provision has been made for income taxes since the income or loss of the Partnership is required to be reported by the respective partners on their income tax returns.

3.   TEMPORARY INVESTMENTS

Temporary investments consisted of the following:

                                                              1995          1994
                                                        ----------    ----------
Commercial paper                                        $3,493,817    $2,445,954
                                                        ==========    ==========


All  commercial  paper is rated by Standard & Poor's A1 or A1+.

1995 commercial paper matured on January 11, 1996 and had interest rates ranging from 5.75% to 5.79%.

1994 commercial paper matured between January 5 and January 12, 1995 and had interest rates ranging from 5.75% to 6.00%.

4.   INVESTMENT IN JOINT VENTURE

The investment in the Disney-Silver Screen II Joint Venture (the "Joint Venture") is accounted for using the equity method of accounting. Under the equity method, the investment is initially recorded at cost, and is thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's operating results and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The 1995, 1994 and 1993 statements of operations reflect the Joint Venture's results of operations for its fiscal years ended September 30, 1995, 1994 and 1993, respectively. At December 31, 1994, distributions received from the Joint Venture exceeded the Partnership's investment in and equity in net income of the Joint Venture, resulting in a negative balance and classified as a liability in the balance sheet.

     The investment in Joint Venture at December 31, 1995 and 1994 was as follows:



                                                                        1995            1994
                                                                    -----------    -----------
Balance, January 1 ..............................................   $(1,254,037)   $(2,464,219)

Income from Joint Venture for the fiscal years ended September 30     5,332,543      3,523,841

Distributions received, January 1 to December 31 ................    (3,486,664)    (2,313,659)
                                                                    -----------    -----------
Balance, December 31 ............................................   $   591,842    $(1,254,037)
                                                                    ===========    ===========



     For each Joint Venture film, all revenues received by the Joint Venture are allocated and distributed first to the Partnership and Disney in proportion to their respective investments in the budgeted cost of each film until each has recovered its investment; second, net of participations, to Disney until it recovers any amounts paid for cost overruns; and thereafter, net of participations, 75% to the Partnership and 25% to Disney (adjusted for any Disney investment in the film other than cost overruns).

     The condensed balance sheets for the Joint Venture at September 30, 1995 and 1994 were as follows:



                                                                        1995          1994
                                                                    -----------    -----------
ASSETS

Receivable from Buena Vista Pictures Distribution, Inc. .........   $ 3,044,632    $   629,844

Prepaid Distributions:

  Silver Screen Partners II, L.P. ...............................          --        1,740,029

  The Walt Disney Company .......................................          --          580,007

Film production costs, net of accumulated amortization
 of $145,677,986 and $145,469,980 ...............................        11,824        219,830
                                                                    -----------    -----------
                                                                    $ 3,056,456    $ 3,169,710
                                                                    ===========    ===========
LIABILITIES AND VENTURERS' CAPITAL

Accounts payable to:

  Silver Screen Partners II, L.P. ...............................   $ 1,892,293           --

  The Walt Disney Company .......................................     1,152,258      1,366,763

Deferred revenue ................................................          --        1,582,257

Venturers' capital:

  Silver Screen Partners II, L.P. ...............................         8,876        165,466

  The Walt Disney Company .......................................         3,029         55,224
                                                                    -----------    -----------
                                                                    $ 3,056,456    $ 3,169,710
                                                                    ===========    ===========



The condensed income statements for the Joint Venture for the years ended September 30, 1995, 1994 and 1993 were as follows:



                                            1995          1994             1993
                                       ------------    ------------    ------------
Revenues ...........................   $  7,339,413    $  7,064,964    $ 15,941,171

Amortization of film
 production costs ..................       (208,006)       (621,990)     (3,747,124)

Participation expense ..............        (21,351)     (1,744,516)       (327,648)
                                       ------------    ------------    ------------
Net income .........................   $  7,110,056    $  4,698,458    $ 11,866,399
                                       ============    ============    ============



     The Partnership's share of the September 30, 1995, 1994 and 1993 net income was $5,332,543, $3,523,841 and $8,883,054, respectively.

     Film costs include production costs, a 17.5% overhead charge on the budgeted film cost (payable 13.5% to Disney and 4% to the MGP), and interest on development costs, as contractually defined, payable to Disney. Film production costs are charged to earnings on an individual film basis in the ratio that the current year's revenues bear to Joint Venture management's estimate of the ultimate revenues to be received from all sources.

     Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue forecasts for all motion pictures are continually reviewed by Joint Venture management and revised when warranted by changing conditions. When estimates of ultimate revenues to be received indicate that a motion picture will result in an ultimate loss, additional amortization is provided to reduce the film to its net realizable value.

     All of the Joint Venture's motion pictures are completed, released and are currently in secondary markets (theatrical re-release, home video, pay television, free television, and syndication). Based on Joint Venture management's ultimate revenue estimates at September 30, 1995, all unamortized film production costs will be amortized within one year.

     Participations represent a participant's share of a motion picture's profits as contractually defined. An ultimate participation expense is determined for each motion picture using ultimate revenues. Revenue forecasts for all motion pictures are continually reviewed by Joint Venture management and ultimate participation expense is revised when warranted. Ultimate participation expense is charged to earnings on an individual film basis in the ratio that current year's revenues bear to Joint Venture management's estimate of the ultimate revenues to be received from all sources. During fiscal years 1995 and 1994, certain charges were made to residual estimates to better reflect actual payment history. The impact of these changes was to increase fiscal years 1995 and 1994 net income by approximately $300,000 and $1,000,000, respectively.

5.   DISNEY BUYOUT OF THE PARTNERSHIP

The Partnership entered into an agreement (the "Agreement") with Disney providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. In accordance with the Agreement, on January 2, 1996, the closing date, the purchase price was $44,678,304 in cash after an adjustment for certain film revenues totalling $321,696 received in 1995. Buena Vista Pictures Distribution, Inc. ("Buena Vista"), a wholly owned subsidiary of Disney, has made payments to the Joint Venture, as required by the distribution agreement (defined in Note 6) for all revenues received by Buena Vista through November 30, 1995, and the Partnership received its share of such revenues.

6.   AGREEMENT WITH RELATED PARTIES

The Joint Venture entered into a distribution agreement with Buena Vista whereby the Joint Venture granted Buena Vista a license to distribute all the Joint Venture's films, in all media throughout the world through March 31, 1996. The distribution agreement provides that if the revenues received by the Joint Venture for a Joint Venture film are less than 100% of the film's budgeted film cost, as defined, actually expended, then five years after the release of that film (or, if earlier, seven years after the release of the first Joint Venture film), Buena Vista, to the extent it has retained revenues from that film, will pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") sufficient to return the budgeted film cost actually expended. Buena Vista will be entitled to recoup any Revenue Shortfall Payments from the Joint Venture's share of film revenue from such film after the date of such payment. During 1992, the Partnership received $400,000 representing the last Revenue Shortfall Payment. Revenue Shortfall Payments were due on the fifth anniversary of each affected film's U.S. theatrical release.


- --------------------------------------------------------------------------------
                                                                   (unaudited)


VALUE PER UNIT BASED ON ANNUAL APPRAISAL

The appraised value per unit based on projected cash flow as of December 31, 1995 is $102. The amount does not consider the time value of money.

CASH DISTRIBUTIONS

The Partnership made one distribution during 1995 totalling $2.50 or 0.5% per $500 unit. Cumulative distributions through December 31, 1995 totalled $635 or 127% per unit.

AVAILABILITY OF FORM 10-K

A copy of the Partnership's Annual Report to the SEC on Form 10-K may be obtained without charge by writing to the Partnership, c/o Silver Screen Management, Inc., 936 Broadway, New York, N.Y. 10010.

Silver Screen Management, Inc.
936 Broadway
New York, NY 10010


                                  Bulk Rate
                                U. S. Postage
                                     PAID
                                  Permit #9
                                  Boston, MA

                      DISNEY-SILVER SCREEN II JOINT VENTURE
                          (A California Joint Venture)

                              Financial Statements

                           September 30, 1995 and 1994

                                1880 Century Park East    Telephone 310-553-6030



Price Waterhouse LLP                                           [GRAPHIC OMITTED]


                        Report of Independent Accountants
                        ---------------------------------


December 20, 1995


To the Joint Venturers of
Disney-Silver Screen II Joint Venture


In our opinion, the accompanying balance sheet and the related statements of income, of Venturers' capital and of cash flows present fairly, in all material respects, the financial position of Disney-Silver Screen II Joint Venture (a California Joint Venture) at September 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Joint Venture's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                                    /s/Price Waterhouse LLP

                     DISNEY - SILVER SCREEN II JOINT VENTURE
                          (A California Joint Venture)


                                  Balance Sheet


                                                   September 30,   September 30,
                                                        1995           1994
                                                   -----------     -----------
                                 Assets
                                 ------

Receivable from Buena Vista
  Pictures Distribution, Inc. ...............      $3,044,632      $  629,844

Prepaid distributions

  Silver Screen Partners II, L.P. ...........            --         1,740,029

  The Walt Disney Company ...................            --           580,007

Film production costs, less accumulated
  amortization of $145,677,986 and
  $145,469,980 at September 30, 1995 and
  September 30, 1994, respectively ..........          11,824         219,830
                                                   ----------      ----------
                                                   $3,056,456      $3,169,710
                                                   ==========      ==========


                       Liabilities and Venturers' Capital
                       ----------------------------------


Accounts and distributions payable

  The Walt Disney Company ..................        $1,892,293     $     --

  Silver Screen Partners II, L.P. ..........         1,152,258      1,366,763

Deferred revenue ...........................              --        1,582,257

Venturers' capital

  Silver Screen Partners II, L.P. ..........             8,876        165,466

  The Walt Disney Company ..................             3,029         55,224
                                                    ----------     ----------
                                                        11,905        220,690
                                                    ----------     ----------

                                                    $3,056,456     $3,169,710
                                                    ==========     ==========


See accompanying notes to financial statements.

                     DISNEY - SILVER SCREEN II JOINT VENTURE
                          (A California Joint Venture)


                                Statement of Income


                                                    Year Ended
                                                  September 30,
                                                  -------------

                                       1995            1994            1993
                                   ------------    ------------    ------------

Revenues ....................    $  7,339,413     $  7,064,964     $ 15,941,171

Costs and expenses

   Amortization of film
    production costs ........        (208,006)        (621,990)      (3,747,124)

   Participation expense ....         (21,351)      (1,744,516)        (327,648)
                                 ------------     ------------     ------------

Net income ..................    $  7,110,056     $  4,698,458     $ 11,866,399
                                 ============     ============     ============



See accompanying notes to financial statements.

                     DISNEY - SILVER SCREEN II JOINT VENTURE

                          (A California Joint Venture)


                         Statement of Venturers' Capital


                  Years Ended September 30, 1995, 1994 and 1993



                                  Silver Screen    The Walt
                                   Partners        Disney
                                    II, L.P.       Company           Total
                                 ------------    ------------    ------------

Balance at September 30, 1992    $  3,470,992    $  1,393,614    $  4,864,606

   Capital distributions .....         (9,448)       (166,903)       (176,351)

   Net income ................      8,883,054       2,983,345      11,866,399

   Distributions .............    (11,711,453)     (3,998,937)    (15,710,390)
                                 ------------    ------------    ------------

Balance at September 30, 1993         633,145         211,119         844,264

   Net income ................      3,523,841       1,174,617       4,698,458

   Distributions .............     (3,991,520)     (1,330,512)     (5,322,032)
                                 ------------    ------------    ------------

Balance at September  30, 1994        165,466          55,224         220,690

   Net income ................      5,332,133       1,777,513       7,110,056

   Distributions .............     (5,489,133)     (1,829,708)     (7,318,841)
                                 ------------    ------------    ------------

Balance at September 30, 1995    $      8,876    $      3,029    $     11,905
                                 ============    ============    ============


See accompanying notes to financial statements.

                     DISNEY - SILVER SCREEN II JOINT VENTURE

                          (A California Joint Venture)

                             Statement of Cash Flows

                                                                     Year Ended
                                                                    September 30,
                                                                   -------------
                                                        1995             1994           1993
                                                    ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income ....................................   $  7,110,056    $  4,698,458    $ 11,866,399

     Adjustments  to  reconcile  net income
     to net cash  provided  by  operating
     activities:

  Charges to income not requiring cash outlays
    Amortization of film production costs .......        208,006         621,990       5,536,156

  Change in assets and liabilities
    (Increase) decrease in receivable from
      Buena Vista Pictures Distribution, Inc. ...     (2,414,788)        224,776       5,536,156

    (Decrease) increase in participations payable
      to The Walt Disney Company ................       (845,272)      1,270,239        (343,709)

    Decrease in deferred revenue ................     (1,582,257)     (1,446,740)     (2,059,179)
                                                    ------------    ------------    ------------
  Total adjustments .............................     (4,634,311)        670,265       6,880,392
                                                    ------------    ------------    ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES .......      2,556,150       9,586,759      44,408,955
                                                    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Capital contributions (distributions)
    Silver Screen Partners II, L.P. .............           --              --            20,328
    The Walt Disney Company .....................           --              --          (166,903)

  Distributions
    Silver Screen Partners II, L.P. .............     (1,856,811)     (4,035,308)    (13.978,664)
    The Walt Disney Company .....................       (618,934)     (1,333,415)     (4,768,127)
                                                    ------------    ------------    ------------

NET CASH USED BY FINANCING ACTIVITIES ...........     (2,475,745)     (5,368,723)    (18,893,366)
                                                    ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Film production costs additions ...............           --              --           146,575
                                                    ------------    ------------    ------------

NET CHANGE IN CASH, AND CASH AT END OF PERIOD ...   $       --      $       --      $       --
                                                    ============    ============    ============


See accompanying notes to financial statements

                      DISNEY-SILVER SCREEN II JOINT VENTURE
                          (A California Joint Venture)

                          Notes to Financial Statements
                               September 30, 1995

(1) ORGANIZATION AND SIGNIFICANT AGREEMENTS

     Organization
     ------------

     The Disney-Silver Screen II Joint Venture (Joint Venture) was formed under the laws of the State of California on April 29, 1985 pursuant to a Joint Venture agreement (JV Agreement) between the Walt Disney Company (Disney) and Silver Screen II, L.P. (Silver Screen), collectively referred to as the Venturers. The Joint Venture was formed to finance, produce and exploit feature length live action and animated theatrical motion pictures selected for production by Disney. Silver Screen was capitalized through a public offering of limited partnership units and has provided approximately $150 million of funding to the Joint Venture.

     Joint Venture Agreement
     -----------------------

     The JV Agreement sets forth the rights and obligations of the Venturers, including their capital contribution requirements and sharing of net proceeds and tax attributes. The JV Agreement requires Silver Screen to provide substantially all the financing for the Joint Venture's films, while Disney is required to finance all necessary costs in excess of Silver Screen's limits and is solely responsible for all decisions incidental to the development and production or acquisition of motion pictures for the Joint Venture. Silver Screen's financing contribution is limited to 100% of the budgeted film production costs (BFC), as contractually defined. The Joint Venture is managed by Disney.

     Revenues received by the Joint Venture from each film are distributed first to Silver Screen until it has received an amount equal to its investment in the film's BFC. Thereafter, revenues are distributed to Disney until it has received an amount equal to its investment in film production costs in excess of the film's BFC. Thereafter, all remaining revenues, net of participations, are distributed 75% to Silver Screen and 25% to Disney.

     On September 29, 1995, Disney entered into an agreement (Purchase Agreement) with Silver Screen to purchase all of Silver Screen's rights and interest in, to and under the JV Agreement and the distribution agreement (as defined below). The Purchase Agreement provides for the payment of the purchase price (subject to certain adjustments with respect to animated films) on January 2, 1996 (or such later date as mutually agreed to by the parties) and requires Buena Vista Pictures Distribution, Inc. (Buena Vista), a wholly owned subsidiary of Disney, to continue accounting for and making payments to the Joint Venture as required by the distribution agreement for all revenues received through November 30, 1995. After the payment of the purchase price, the Joint Venture will be dissolved. Until such time, the Joint Venture financial statements will be prepared in accordance with the accounting policies described below.

                      DISNEY-SILVER SCREEN II JOINT VENTURE
                          (A California Joint Venture)

                          Notes to Financial Statements
                               September 30, 1995



     Distribution Agreement
     ----------------------

     Concurrent with its formation, the Joint Venture entered into a distribution agreement with Buena Vista, for the distribution of all films produced by the Joint Venture in all media throughout the world. From the revenues received from the distribution of the Joint Venture films net of certain contractually defined costs, Buena Vista retains a distribution fee, as contractually defined, and an amount to recoup residuals it has paid, and remits the balance of the revenues to the Joint Venture. The receivable from Buena Vista relates to receivables due to Buena Vista from exhibitors and distributors of motion picture products.

     If the total revenues received by the Joint Venture five years after the release of each film are less than 100% of the Joint Venture's investment in the BFC of that film, Buena Vista is required to pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") to the extent it has retained revenues from the film. Buena Vista will be entitled to recoup any Revenue Shortfall Payment from the Joint Venture's share of revenues from the film after the date of such payment. Disney has guaranteed Buena Vista's obligation to make Revenue Shortfall Payments, if any.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition
     -------------------

     All of the Joint Venture's motion pictures have been produced for theatrical release as its primary market. Revenues from theatrical distribution of motion pictures are recognized when revenues are reported by distributors. Television licensing revenues are recognized when the motion picture is available for telecasting by the licensee and when certain other conditions are met. Revenues from the sale of home video cassettes are recognized, net of an allowance for estimated returns, on the date that they are made widely available for sale by retailers.

     Generally, motion pictures are first made available for six months after theatrical release for home video, one year after theatrical release for pay television, two to three years after theatrical release for initial free television, and approximately three to five years after theatrical release for syndication.

     Revenues are presented net of the amount Buena Vista retains, as described above. Certain changes were made to residual estimates during the three months ended December 31, 1994 to better reflect actual payment history. The impact of these changes was to increase net income for the year ended September 30, 1995 by $127,471.

                      DISNEY-SILVER SCREEN II JOINT VENTURE
                          (A California Joint Venture)

                          Notes to Financial Statements
                               September 30, 1995


     Accounting for Film Production Costs
     ------------------------------------

     Film production costs include production costs, a 17.5% overhead charge payable 13.5% to Disney and 4% to Silver Screen, and interest on development costs, as contractually defined, payable to Disney. These costs are expected to benefit future periods. Film production costs are charged to earnings on an individual film basis in the ratio that the current year's revenues bear to management's estimate of ultimate revenues from all sources.

     Film production costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue forecasts for all motion pictures are continually reviewed by management and revised when warranted by changing conditions. When estimates of ultimate revenues indicate that a motion picture will result in an ultimate loss, additional amortization is provided to reduce the film to its net realizable value.

     All of the Joint Venture's motion pictures are completed, released, and are currently in secondary markets (home video, pay television, free television, and syndication). Based on management's ultimate revenue estimates at September 30, 1995, approximately 100% of unamortized film production costs will be amortized within one year.

     Participation Expense
     ---------------------

     Participations represent a participant's share of motion picture's profits as contractually defined. An ultimate participation expense is determined for each motion picture using ultimate revenues. Revenue forecasts for all motion pictures are continually reviewed by management and ultimate participation expense is revised when warranted. Certain changes were made to participation estimates during the three months ended December 31, 1994 to better reflect actual payment history. The impact of these changes was to increase net income for the year ended September 30, 1995 by $305,933. Ultimate participation expense is charged to earnings on an individual film basis in the ratio that the current year's revenues bear to management's estimate of ultimate revenues from all sources.

     Revenue Shortfall Payment
     -------------------------

     The Revenue Shortfall Payment (as defined above) is recognized when earned. The revenue is earned five years after the release date of the film. Since 1992 was the fifth year from the release date of the last film in the Joint Venture, the Revenue Shortfall Payment in the year ended September 30, 1992, represented the final payment.

                      DISNEY-SILVER SCREEN II JOINT VENTURE
                          (A California Joint Venture)

                          Notes to Financial Statements
                               September 30, 1995


     Income Taxes
     ------------

     The Joint Venture is treated as a partnership for Federal and State income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements since the Joint Venture's results of operations are reported in the income tax returns of the Venturers.


(3)  PREPAID DISTRIBUTIONS

     Prepaid distributions to the Venturers are fully realizable as future and deferred revenues are recognized, and accrued participations are paid by the Joint Venture. Prepaid distributions are presented net of distributions payable to the Venturers.

(4)  ACCOUNTS AND DISTRIBUTION PAYABLE


                                                 September 30,   September 30,
                                                     1995            1994
                                                 -------------   -------------

Due to Silver Screen Partners II, L.P.:

   Distributions payable, net .................   $1,892,293      $     --
                                                  ----------      ----------

Due to The Walt Disney Company:

   Participations payable .....................   $  521,491      $1,366,763

   Distributions payable, net .................      630,767            --
                                                  ----------      ----------

                                                  $1,152,258      $1,366,763
                                                  ==========      ==========

                     DISNEY - SILVER SCREEN II JOINT VENTURE
                          (A California Joint Venture)

                           Quarterly Financial Summary

                                   (Unaudited)

                                                        Three Months Ended Ended
                                          ---------------------------------------------------------
                                          December 31      March 31        June 30     September 30
                                          -----------    -----------    -----------    ------------
Fiscal 1995
- -----------

Revenues ..............................   $   737,117    $ 2,972,245    $ 1,035,151    $ 2,594,900

Costs and expenses:

  Amortization of film production costs        (1,833)      (210,785)         7,913         (3,301)

  Participation expense ...............       320,531        (93,350)      (166,873)       (81,659)
                                          -----------    -----------    -----------    -----------

Net income ............................   $ 1,055,815    $ 2,668,110    $   876,191    $ 2,509,940
                                          ===========    ===========    ===========    ===========

Fiscal 1994
- -----------
                                                                                       -----------

Revenues ..............................   $ 2,822,201    $   924,798    $ 2,653,937    $   664,028

Costs and expenses:

  Amortization of film production costs      (352,607)       (98,097)      (141,869)       (29,417)

  Participation expense ...............      (816,574)      (101,580)      (678,902)      (147,460)
                                          -----------    -----------    -----------    -----------

Net income ............................   $ 1,653,020    $   725,121    $ 1,833,166    $   487,151
                                          ===========    ===========    ===========    ===========
