Form 10-K, Exhibit 13
period 1996-12-31
SILVER SCREEN PARTNERS II L P
filed 1997-03-25
CIK 764219

SILVER SCREEN
                                   PARTNERS II

                                 ...............

                                  ANNUAL REPORT
                                      1996

Silver Screen Management


Officers:
---------

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

Paul Rindone
Director of Operations


Directors:
----------

Paul Bagley
New York, New York

Tom A. Bernstein
New York, New York

Roland W. Betts
New York, New York

John Tommasini
New York, New York

William Turchyn, Jr.
New York, New York

(c)1997 Silver Screen Management, Inc. Design: Pentagram

                              LETTER TO INVESTORS

To Our Limited Partners

     Silver Screen Partners II distributed approximately $40 million in 1996, bringing total distributions since the Partnership's inception in 1985 to over $284 million. This represents total distributions of $739.58 per $500 unit from the inception of the Partnership through its dissolution. Of the $284 million distributed, approximately 68% is return of capital and 32% is income.

     During 1996, the Partnership distributed the proceeds from the sale of the Partnership's interest in the Disney-Silver Screen II Joint Venture. The final distribution was paid in late December and the Partnership was formally dissolved by December 31, 1996.

     Tax information for preparing your 1996 income tax returns will be mailed to you by March 15 and will constitute the final mailing from the Partnership. In the meantime, our Investor Relations Department is available to assist you with any questions you may have. Please note our new telephone number and address listed on the back of this report.

     Tom Bernstein and I wish to reiterate our thanks for the privilege of serving each of you.


Sincerely,


/s/ Roland W. Betts
--------------------
Roland W. Betts
President


January 24, 1997

                         REPORT OF INDEPENDENT AUDITORS

FINANCIAL STATEMENTS

To the Partners
Silver Screen Partners II, L.P.

     We have audited the accompanying balance sheets of Silver Screen Partners II, L.P. (a limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Screen Partners II, L.P. (a limited partnership) at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                      /s/ Ernst & Young LLP



New York, New York
January 24, 1997

                                 BALANCE SHEETS

December 31, 1996 and 1995                                  1996           1995
--------------------------                           -----------    -----------

ASSETS

Current assets:
Cash ............................................    $      --      $   818,642
Temporary investments (at cost plus accrued
  interest, which approximates market) ..........           --        3,493,817
                                                     -----------    -----------
Total current assets ............................           --        4,312,459
Investment in Joint Venture .....................           --          591,842
                                                     -----------    -----------
                                                     $      --      $ 4,904,301
                                                     ===========    ===========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Due to managing general partner .................    $      --      $    30,896
                                                     -----------    -----------
Total current liabilities .......................           --           30,896
Other liabilities ...............................           --          100,000
                                                     -----------    -----------
Total liabilities ...............................           --          130,896
                                                     -----------    -----------
Partners' Equity:
General partners ................................           --         (958,843)
Limited partners ................................           --        5,732,248
                                                     -----------    -----------
Total partners' equity ..........................           --        4,773,405
                                                     -----------    -----------
                                                     $      --      $ 4,904,301
                                                     ===========    ===========

                       See notes to financial statements.

                            STATEMENTS OF OPERATIONS

Years ended December 31, 1996, 1995 and 1994                    1996          1995          1994
--------------------------------------------             -----------   -----------   -----------

REVENUES:
Income from Joint Venture ............................   $43,186,462   $ 5,332,543   $ 3,523,841
Interest income ......................................       870,595       162,096       118,603
                                                         -----------   -----------   -----------
                                                          44,057,057     5,494,639     3,642,444
COSTS AND EXPENSES:
General and administrative ...........................     1,034,392       666,949       473,094
                                                         -----------   -----------   -----------
Income before income taxes ...........................    43,022,665     4,827,690     3,169,350
Unincorporated business tax ..........................       393,864          --            --
                                                         -----------   -----------   -----------
Net income ...........................................   $42,628,801   $ 4,827,690   $ 3,169,350
                                                         ===========   ===========   ===========
Net income allocated to:
General partners .....................................   $ 6,394,320   $   724,154   $   317,903
Limited partners .....................................    36,234,481     4,103,536     2,851,447
                                                         -----------   -----------   -----------
                                                         $42,628,801   $ 4,827,690   $ 3,169,350
                                                         ===========   ===========   ===========
Net income per $500 limited partnership unit
 (based on 385,200 units outstanding) ................   $     94.07   $     10.65   $      7.40
                                                         ===========   ===========   ===========
Cash distribution per $500 limited partnership unit ..   $    104.60   $      2.50   $      7.60
                                                         ===========   ===========   ===========

                       See notes to financial statements.


                         STATEMENTS OF PARTNERS' EQUITY

                                                       General          Limited
Years ended December 31, 1996, 1995 and 1994           Partners        Partners           Total
--------------------------------------------       ------------    ------------    ------------
Partners' (deficiency) equity, January 1, 1994 .   $ (1,721,281)   $  2,667,785    $    946,504
Net income, 1994 ...............................        317,903       2,851,447       3,169,350
Distributions, 1994 ............................       (109,678)     (2,927,520)     (3,037,198)
                                                   ------------    ------------    ------------
Partners' (deficiency) equity, December 31, 1994     (1,513,056)      2,591,712       1,078,656
Net income, 1995 ...............................        724,154       4,103,536       4,827,690
Distributions, 1995 ............................       (169,941)       (963,000)     (1,132,941)
                                                   ------------    ------------    ------------
Partners' (deficiency) equity, December 31, 1995       (958,843)      5,732,248       4,773,405
Net income, 1996 ...............................      6,394,320      36,234,481      42,628,801
Distributions, 1996 ............................     (7,110,286)    (40,291,920)    (47,402,206)
Adjustment .....................................      1,674,809      (1,674,809)           --
                                                   ------------    ------------    ------------
Partners' equity December 31, 1996 .............   $       --      $       --      $       --
                                                   ============    ============    ============

                       See notes to financial statements.

                            STATEMENTS OF CASH FLOWS

Years ended December 31, 1996, 1995 and 1994                 1996           1995           1994
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .............................................   $ 42,628,801    $  4,827,690    $  3,169,350
Adjustments to reconcile net income to net
  cash provided by operating activities:
Gain on sale of Joint Venture ..........................    (43,186,462)           --              --
Decrease (increase) in accrued interest receivable .....         48,072           1,692          (9,215)
Net change in operating assets and liabilities:
  (Decrease) increase in due to managing general partner        (30,896)        (46,034)         38,533
  Decrease in other liabilities ........................       (100,000)           --              --
                                                           ------------    ------------    ------------
Net cash (used in) provided by operating activities ....       (640,485)      4,783,348       3,198,668
                                                           ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Distributions received from Joint Venture
  (less than) equity in income .........................           --        (1,845,879)     (1,210,182)
Proceeds from sale of Joint Venture ....................     43,778,304            --              --
Sales (purchases) of temporary investments with
  maturities of three months or less, net ..............      3,445,745      (1,049,555)      1,060,551
                                                           ------------    ------------    ------------
Net cash provided by (used in) investing activities ....     47,224,049      (2,895,434)       (149,631)
                                                           ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners ..............................    (47,402,206)     (1,132,941)     (3,037,198)
                                                           ------------    ------------    ------------
Net (decrease) increase in cash ........................       (818,642)        754,973          11,839
Cash, beginning of year ................................        818,642          63,669          51,830
                                                           ------------    ------------    ------------
Cash, end of year ......................................   $       --      $    818,642    $     63,669
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

     The Partnership Agreement provides that all Partnership income, losses and distributable cash ("Proceeds") are distributed 99% to the limited partners and 1% to the general partners until the Partnership has satisfied certain tests. Thereafter, all Proceeds will be allocated 85% to the limited partners and 15% to the general partners. At the end of the first quarter of 1994, the allocation percentages with regard to Proceeds changed from 99% for the limited partners and 1% for the general partners to 85% and 15%, respectively. The Proceeds to the limited partners were allocated pro rata according to the capital accounts of the respective limited partners.

     On  December  31,  1996,  the   Partnership   terminated  and   accordingly
distributed all of its remaining assets, net of liabilities, to the partners.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Income taxes:
    -------------

     No provision has been made for income taxes except for the City of New York unincorporated business tax since the income or loss of the Partnership is required to be reported by the respective partners on their income tax returns (see Note 6).


3.  TEMPORARY INVESTMENTS

Temporary investments as of December 31, 1995 consisted of commercial paper of $3,493,817, which was rated by Standard & Poor's A1 or A1+. The commercial paper matured on January 11, 1996 and had interest rates ranging from 5.75% to 5.79%.


4.  INVESTMENT IN JOINT VENTURE

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995, providing the sale to Disney of all of the Partnership's interest in the Joint Venture. In accordance with the Buyout
Agreement, the closing of the sale occurred on January 2, 1996 and the net proceeds received by the Partnership were $43,186,462 in cash after an adjustment for certain film revenues totaling $321,696 received in 1995.

     The investment in the Disney-Silver Screen II Joint Venture (the "Joint Venture") was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ended September 30, while the Partnership's fiscal year ended December 31.

     The investment in Joint Venture at December 31, 1995 was as follows:

                                                                           1995
                                                                    -----------
Balance, January 1 ..............................................   $(1,254,037)
Income from Joint Venture for the fiscal year ended September 30      5,332,543
Distributions received, January 1 to December 31 ................    (3,486,664)
                                                                    -----------
Balance, December 31 ............................................   $   591,842
                                                                    ===========

     For each Joint Venture film, all revenues received by the Joint Venture were allocated and distributed first to the Partnership and Disney in proportion to their respective investments in the budgeted cost of each film until each recovered its investment; second, net of participations, to Disney until it recovered any amounts paid for cost overruns; and thereafter, net of participations, 75% to the Partnership and 25% to Disney (adjusted for any Disney investment in the film other than cost overruns).

     The condensed balance sheet for the Joint Venture at September 30, 1995 was as follows:


ASSETS
Receivable from Buena Vista Pictures Distribution, Inc. .........     $3,044,632
Film production costs, net of accumulated amortization of
  $145,677,986 ..................................................         11,824
                                                                      ----------
                                                                      $3,056,456
                                                                      ==========
LIABILITIES AND VENTURERS' CAPITAL
Accounts payable to:
 Silver Screen Partners II, L.P. ................................     $1,892,293
 The Walt Disney Company ........................................      1,152,258
Venturers' capital:
 Silver Screen Partners II, L.P. ................................          8,876
 The Walt Disney Company ........................................          3,029
                                                                      ----------
                                                                      $3,056,456
                                                                      ==========

     The condensed income statements for the Joint Venture for the years ended September 30, 1995, and 1994 were as follows:

                                                          1995             1994
                                                   -----------      -----------
Revenues .....................................     $ 7,339,413      $ 7,064,964
Amortization of film production costs ........        (208,006)        (621,990)
Participation expense ........................         (21,351)      (1,744,516)
                                                   -----------      -----------
Net income ...................................     $ 7,110,056      $ 4,698,458
                                                   ===========      ===========

     The Partnership's share of the September 30, 1995 and 1994 net income was $5,332,543 and $3,523,841, respectively.

     Film costs included production costs, a 17.5% overhead charge on the budgeted film cost (payable 13.5% to Disney and 4% to the MGP), and interest on development costs, as contractually defined, payable to Disney. Film production costs were charged to earnings on an individual film basis in the ratio that the current year's revenues bore to Joint Venture management's estimate of the ultimate revenues to be received from all sources.

     Film costs were stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue forecasts for all motion pictures were continually reviewed by Joint Venture management and revised when warranted by changing conditions. When estimates of ultimate revenues to be received indicated that a motion picture would result in an ultimate loss, additional amortization was provided to reduce the film to its net realizable value.

     All of the Joint Venture's motion pictures are completed and released.

     Participations represented a participant's share of a motion picture's profits as contractually defined. An ultimate participation expense was determined for each motion picture using ultimate revenues. Revenue forecasts for all motion pictures were continually reviewed by Joint Venture management and ultimate participation expense was revised when warranted. Ultimate participation expense was charged to earnings on an individual film basis in the ratio that current year's revenues bore to Joint Venture management's estimate of the ultimate revenues to be received from all sources. During fiscal years 1995 and 1994, certain charges were made to residual estimates to better reflect actual payment history. The impact of these changes was to increase fiscal years 1995 and 1994 net income by approximately $300,000 and $1,000,000, respectively.

5.  AGREEMENT WITH RELATED PARTIES

The Joint Venture had entered into a distribution agreement with Buena Vista Distribution Co., Inc. ("Buena Vista"), a wholly owned subsidiary of Disney. The agreement provided that the Joint Venture grant Buena Vista a license to distribute all the Joint Venture's films, in all media throughout the world through March 31, 1996. The distribution agreement provided that if the revenues received by the Joint Venture for a Joint Venture film were less than 100% of the film's budgeted film cost, as defined, actually expended, then five years after the release of that film (or, if earlier, seven years after the release of the first Joint Venture film), Buena Vista, to the extent it had retained revenues from that film, would pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") sufficient to return the budgeted film cost actually expended. Buena Vista was entitled to recoup any Revenue Shortfall Payments from the Joint Venture's share of film revenue from such film after the date of such payment. During 1992, the Partnership received $400,000 representing the last Revenue Shortfall Payment. Revenue Shortfall Payments were due on the fifth anniversary of each affected film's U.S. theatrical release.


6.  UNINCORPORATED BUSINESS TAX

On September 30, 1996, the Partnership received an assessment from New York City regarding unincorporated business tax covering all periods from inception through December 31, 1995 of $420,300 (including interest). This liability was paid on the date of assessment. The Unincorporated Business Tax Expense reflects the excess of this payment over an amount previously established as a contingency reserve plus a provision for 1996.


7.  STATEMENT OF PARTNERS' EQUITY

The Partnership Agreement provides that the General Partners receive no less than 1% of all distributions. The adjustment of $1,674,809 ($4.35 per $500 limited partner unit) eliminates a deficit in the General Partners' capital account.


--------------------------------------------------------------------------------
                                                                     (unaudited)


Value per unit based on annual appraisal
----------------------------------------

The appraised value per unit as of December 31, 1996 was $0.


Cash distributions
------------------

The Partnership made two distributions during 1996 totalling $104.60 or 20.9% per $500 unit. Cumulative distributions through December 31, 1996 totalled $739.58 or 148% per unit.


Availability of Form 10-K
-------------------------

A copy of the Partnership's Annual Report to the SEC on Form 10-K may be obtained without charge by writing to the Partnership, c/o Silver Screen Management, Inc., Chelsea Piers-Pier 62, Suite 300, New York, N.Y. 10011.

Silver Screen Management, Inc.                       Bulk Rate
Chelsea Piers-Pier 62                              U. S. Postage
Suite 300                                               PAID
New York, N.Y. 10011                                 Permit #9
(212) 336-6700                                       Boston, MA